UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

SEQUANS COMMUNICATIONS S.A.

(Name of Subject Company)

SEQUANS COMMUNICATIONS S.A.

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing four (4) Ordinary Shares.

This Amendment No. 13 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2023 (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 6, 2023, November 13, 2023, November 20, 2023, December 5, 2023, December 18, 2023, December 19, 2023, January 5, 2024, January 22, 2024, February 2, 2024 and February 20, 2024 and as may be further amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (together with amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on September 11, 2023, by Parent and Purchaser (as amended and supplemented on October 4, 2023, October 5, 2023, October 20, 2023, November 6, 2023, November 13, 2023, November 20, 2023, December 5, 2023, December 18, 2023, December 19, 2023, January 5, 2024, January 22, 2024, February 2, 2024 and February 20, 2024 and as may be further amended or supplemented from time to time, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person” of the Schedule 14D-9 is revised to read as follows:

•	The third paragraph under the heading “Item 2. Identity and Background of Filing Person—(b) Tender Offer—The Offer” on pages 2-3 is revised to read as follows:

The Offer, which was previously scheduled to expire at one minute after 11:59 p.m., New York City time, on February ~~5~~20, 2024, is being extended until one minute after 11:59 p.m., New York City time, on ~~February 20~~March 4, 2024 (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Memorandum of Understanding, the “Expiration Date”). On February ~~2~~20, 2024, Parent and the Company issued a joint press release announcing the extension of the Offer. The full text of the press release is filed as Exhibit (a)(5)~~(U)~~(V) to this Schedule 14D-9 and is incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•

The last paragraph under the heading “Item 3. “Past Contacts, Transactions, Negotiations and Agreements” — (a) Arrangements with Parent, Purchaser and Certain of Their Affiliates — Financing Arrangements,” which begins on page 7, is replaced in its entirety with the following:

On February 12, 2024, Sequans entered into a securities purchase agreement (the “February 12, 2024 SPA”) with Renesas America pursuant to which Sequans issued an unsecured subordinated note in the principal amount of $9,000,000 (the “February 12, 2024 Note”) to Renesas America for a purchase price of $9,000,000. The February 12, 2024 Note will mature on the earliest to occur of (a) the written demand by Renesas Electronics after the successful consummation of the Offer, (b) ninety (90) days after the earliest to occur of (i) the termination of the Offer (otherwise than by reason of successful completion thereof) or (ii) the termination of the Memorandum of Understanding, or (c) the date a Company Termination Fee is payable. Interest on the February 12, 2024 Note accrues at a rate of 9.5% per annum. Pursuant to the February 12, 2024 SPA and the February 12, 2024 Note, Sequans will be required to pay Renesas America 10% of the original principal amount of the February 12, 2024 Note in addition to any outstanding principal amount and any accrued and unpaid interest upon termination of the Memorandum of Understanding under certain circumstances. The February 12, 2024 SPA contains customary representations and warranties of Sequans. The February 12, 2024 Note contains customary covenants and is subject to customary events of default.

The foregoing summaries of November 8, 2023 SPA, the Note, the December 27, 2023 SPA, the December 27, 2023 Note, the February 12, 2024 SPA and the February 12, 2024 Note do not purport to be complete and are qualified in their entirety by reference to the November 8, 2023 SPA, the Note, the December 27, 2023 SPA, the December 27, 2023 Note, the February 12, 2024 SPA and the February 12, 2024 Note, respectively, copies of which are filed as Exhibits (e)(3)(H), (e)(3)(I), (e)(3)(J), (e)(3)(K), (e)(3)(M) and (e)(3)(N) to this Schedule 14D-9 and incorporated by reference herein.

Item 4. The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•

The following paragraphs are added immediately following the last paragraph under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Background to the Transaction,” which begins on page 15:

On February 12, 2024, Sequans held a combined ordinary and extraordinary meeting of shareholders. The Company’s shareholders approved all of the proposals brought before the meeting as described in the agenda for the meeting, including the adoption of the Demerger Resolutions, Merger Resolutions and Governance Resolutions (as such terms are defined in the Memorandum of Understanding) and the appointment of Stephanie Sessler as a director subject to the consummation of the Offer, with the exception of the 7th proposal to approve a capital increase reserved for employees.

On February 12, 2024, Sequans issued an additional unsecured subordinated note in the principal amount of $9,000,000 to a wholly owned subsidiary of Renesas pursuant to a Security Purchase Agreement dated February 12, 2024. Sequans expects to use the proceeds from the financing transaction to partially fund operations. See “Item 3. Past Contacts, Transactions, Negotiations and Agreement — (a) Arrangements with Parent, Purchaser and Certain of Their Affiliates — Financing Arrangements.”

On February 15, 2024, Goodwin informed Orrick that Renesas received, through Renesas’ Japanese tax advisor (the “Renesas Tax Advisor”), a conclusive response from the National Tax Agency of Japan (including its subordinate organizations responsible for ruling requests including the Tokyo Regional Tax Bureau) (the “Japanese Tax Authority”), which according to Renesas Tax Advisor, deliberated all arguments and factors previously presented by Renesas, that the consummation of the Merger would trigger taxable gain to Renesas and require Renesas to pay tax under Article 66-6 of Act on Special Measures Concerning Taxations of Japan (the “Taxations Act”). Since execution of the Memorandum of Understanding, Sequans’ Japanese tax advisor has received updates from Renesas Tax Advisor concerning Renesas Tax Advisor’s communications with the Japanese Tax Authority. Renesas is of the opinion that this response constitutes an Adverse Japanese Tax Ruling under the Memorandum of Understanding and, therefore, the contractual condition to the Offer in the Memorandum of Understanding requiring Renesas’ receipt of a confirmation from the Japanese Tax Authority that the Merger, Demerger and the Merger Squeeze not trigger such tax cannot be fulfilled. Both parties are discussing next steps in light of this development.

Item 8. Additional Information

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The following paragraph is added to the end of the section under the heading Item 8. “Additional Information — Conditions of the Offer”:

On February 15, 2024, Goodwin informed Orrick that Renesas received, through Renesas Tax Advisor, a conclusive response from the Japanese Tax Authority, which according to Renesas Tax Advisor deliberated all arguments and factors previously presented by Renesas, that the consummation of the Merger would trigger taxable gain to Renesas and require Renesas to pay tax under the Taxations Act. Goodwin also informed Orrick that Renesas is of the opinion that this response constitutes an Adverse Japanese Tax Ruling under the Memorandum of Understanding and, therefore, the contractual condition to the Offer in the Memorandum of Understanding requiring Renesas’ receipt of a confirmation from the Japanese Tax Authority that the Merger, the Demerger and the Merger Squeeze Out not trigger such tax cannot be fulfilled.

•	The following paragraph is added to the end of the section titled “France” under the heading Item 8. “Additional Information — Regulatory Approvals”:

On February 12, 2024, Purchaser received foreign direct investment regulatory authorization from the Ministère chargé de l’Economie et des Finances to proceed with the Offer and other transactions contemplated by the Memorandum of Understanding, subject to the provision of certain covenants and conditions.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(V)	Joint press release issued by Renesas Electronics Corporation and Sequans Communications S.A. on February 20, 2024 (incorporated by reference to Exhibit (a)(5)(N) to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on February 20, 2024).

(e)(3)(M)	Security Purchase Agreement, dated February 12, 2024, by and between Sequans Communications S.A. and Renesas Electronics America Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Sequans Communications S.A. with the SEC on February 13, 2024).

(e)(3)(N)	Note issued by Sequans Communications S.A. dated February 12, 2024 (incorporated by reference to Exhibit 4.2 to the Form 6-K filed by Sequans Communications S.A. with the SEC on February 13, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUANS COMMUNICATIONS S.A.

Dated: February 20, 2024	By:	/s/ Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman

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